Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.
Indenture of the 5th Public Offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participações S.A.

Item 1

INDENTURE OF THE 5th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A.

BETWEEN

ULTRAPAR PARTICIPAÇÕES S.A.

AND

Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários

DATED MARCH 3, 2015

INDENTURE OF THE 5th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A.

The parties hereto (“Parties”):

i.       ULTRAPAR PARTICIPAÇÕES S.A., a public-traded company registered at the Brazilian Securities and Exchange Commission (“CVM”), with its head office  in the City of Sao Paulo, State of Sao Paulo, at Av. Brig. Luis Antonio, 1.343, 9th floor, enrolled with the Federal Corporate Register of the Treasury Ministry (“CNPJ/MF”) under No. 33.256.439/0001-39, with its articles of incorporation duly filed with the Registry of Commerce of the State of Sao Paulo (“JUCESP”) under No. NIRE 35.300.109.724, herein represented pursuant to its Bylaws (hereinafter referred to as “Issuer”); and

ii.      PENTAGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS, a financial institution, with its head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Americas, 4.200, Bloco 08, Ala B, Salas 303 e 304, enrolled with the CNPJ/MF under No. 17.343.682/0001-38, representing the debenture holders that are purchasing the Debentures under this offering (“Debenture Holders”), herein represented pursuant to its Bylaws (hereinafter referred to as “Trustee”),

HAVE AGREED to enter into this “Indenture of the 5th Public Offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participates S.A.” (hereinafter referred to as “Indenture”), according to the terms and conditions below.

CLAUSE I - AUTHORIZATION

1.1       The present Offering was authorized at the Meeting of the Board of Directors of the Issuer held on February 25, 2015, pursuant to article 59, paragraph 1 of Law 6,404, enacted on December 15, 1976, as amended (“Brazilian Corporate Law”), which approved the present Offering (“MBD”).

CLAUSE II - REQUIREMENTS

2.1       The fifth (5th) public offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts (hereinafter referred to as “Offering”), pursuant to CVM Instruction No. 476, enacted on January 16, 2009, as amended (“CVM Instruction 476/09”) will be made in compliance with the following requirements:

2.2       Resolution Filing and Publication. The minute of the MBD that approved this Offering will be filed before JUCESP and published in Diário Oficial do Estado de Sao Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper.

2.3       Indenture Registration. The Indenture and any amendments thereto will be registered before JUCESP, in accordance with the provisions of article 62 of the Brazilian Corporate Law.

2.4       Exemption of Register before CVM and Register before ANBIMA. The Offering is automatically exempted of the requirement of filing before CVM once the placement of the Debentures to the investors will be made with restricted efforts, pursuant to article 6 of CVM Instruction 476/09. The Issuance will be filed before the Brazilian Association of Financial and Capital Market Institutions (“ANBIMA”), solely to compose a database,  pursuant to article 1, paragraph 1, subparagraph I and paragraph 2, both of “Código ANBIMA de Regulação e Melhores Práticas para as Ofertas Pública de Distribuição e Aquisição de Valores Mobiliarios”(ANBIMA`s  Code of Regulation and Best Practices for Public Offerings for Distribution and Acquisition of Securities). However, compliance with the obligation shall be subject to issuance, until the date of communication of termination of Restricted Offer by the Underwriter, of specific regulation of the “Conselho de Regulação e Melhores Práticas da ANBIMA” (Board of Regulation and Best Practices of ANBIMA), pursuant to article 9, paragraph 1 of ANBIMA´s code.

2.5       Register of Distribution, Trading and Electronic Custody. The Debentures will be registered for: (a) public distribution at the primary market through MDA – Módulo de Distribuição de Ativos (“MDA”), administered and operated by CETIP S.A. – Mercados Organizados (“CETIP”), previously named SDT - Módulo de Distribuição de Titulos, being the distribution financially paid up and settled through CETIP; and (ii) trading, subject to clause 2.5.1 below, at the secondary market shall be through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), administered and operated by CETIP, previously carried out by SND – Módulo Nacional de Debêntures, being such trading financially paid up and the Debentures electronically held in custody at CETIP.

2.5.1    Notwithstanding the provisions set forth in clause 2.5 above, the Debentures shall only be traded between Qualified Investors (as defined below), after ninety (90) days as of the date of subscription or purchase by the investors, according to the provisions set forth in articles 13 and 15 of CVM Instruction 476/09, and subject to compliance, by Issuer, with the obligations referred to in article 17 of CVM Instruction 476/09, the trading shall be subject to the legal and regulatory provisions applicable thereto.

CLAUSE III - DEBENTURE CHARACTERISTICS

3.1       The Debentures shall have the following characteristics and conditions:

3.2       Offering Number. The present Indenture represents the fifth (5th) offering of debentures of the Issuer.

3.3       Total Offering Amount. The total amount of the Offering is eight hundred million reais (R$800,000,000.00) as of the Offering date.

3.4       Subscription Price. The subscription price of the Debentures will be the Unit Nominal Value increased by Interest, as defined below, calculated on a pro rata temporis basis from the issuance date of the Debentures (“Issuance Date”) through the date of the effective subscription and payment. Payment will be made at sight upon subscription, in Brazilian currency, following CETIP’s procedures.

3.5       Series. The Offering will be made in a single series.

3.6       Distribution. The distribution of the Debentures must be made within the distribution period set forth in the Debenture`s distribution agreement, subject to the provisions of CVM Instruction 476/09.

3.6.1    The Debentures will be subject to public distribution with restricted placement efforts, under the firm subscription guarantee regime of all Debentures, coordinated by  a financial institution member of the securities distribution system (“Underwriter”), and will be intended exclusively for subscription byfifty (50) Qualified Investors, at maximum, subject to the provisions of article 3 of CVM Instruction 476/09, as well as the terms and conditions of the Debenture`s distribution agreement to be entered into between the Underwriter and the Issuer (“Distribution Agreement”).

3.6.2    The distribution plan will follow the procedure described in CVM Instruction 476/09, as set forth in the Distribution Agreement. Therefore, the Underwriter may contact seventy-five (75) Qualified Investors, at maximum.

3.6.3    The Parties agree not to seek investors through stores, offices or establishments that are open to the public or through public communication services, such as the press, radio, television or websites that are open to the public, pursuant to CVM Instruction 476/09.

3.6.4    The total amount of the Offering shall not be increased in any event.

3.6.5    The Issuer undertakes: (i) not to contact or provide information on the restricted offer of Debentures (“Restricted Offer”) to any investor, unless previously agreed with the Underwriter; and  (ii) to inform the Underwriter of the interest expressed by potential investors in the Restricted Offer within one (1) business day after receiving such expression of interest.

3.6.6    No liquidity maintenance fund will be established and no price stabilization agreement will be signed in connection with the Debentures.

3.6.7    Underwriter's Qualified Investors that may wish to invest in the Debentures will be accepted, in view of the Underwriter's relationship with those clients, and so will other Qualified Investors, even if they are not clients of the Underwriter.

3.6.8    Issuer's current shareholders shall have no preemptive right to subscribe the Debentures and no discount whatsoever shall be granted by the Underwriter to the investors willing to acquire the Debentures.

3.6.9    There shall be no early reservation or minimum or maximum lots for the Offering.

3.7       Settlement Bank and Designated Bookkeeping Agent. The settlement bank of the Issuance and the designated bookkeeping agent will be Banco Bradesco S.A., a financial institution with its head office in the City of  Osasco, State of Sao Paulo, Cidade de Deus, s/n°, Predio Amarelo, 2° andar, enrolled with the CNPJ/MF under No. 60.746.948/0001-12 (“Settlement Bank or Designated Bookkeeping Agent”, as the case may be). The Designated Bookkeeping Agent shall be responsible for recording the Debentures, in addition to the duties established by CETIP. The Settlement Bank and the Designated Bookkeeping Agent may be replaced at any time.

3.8       Fund Allocation. The funds obtained by the Issuance will be fully used for the payment of Issuer’s debt in order to meet Issuer’s ordinary management.

3.9       Purpose of the Issuer. According to article 3 of Issuer's Bylaws, its purpose is to invest its own funds in trade, manufacturing, agriculture, and provision of services, by subscription or acquisition of shares or interest in companies.

CLAUSE IV - DEBENTURE CHARACTERISTICS
4.1       Basic Characteristics

4.1.1    Issuance Date: For all legal purposes and effects, the Debenture issuance date will be March 16, 2015 (“Issuance Date”).

4.1.2    Convertibility, Type and Form: The Debentures will be simple, non-convertible into shares, registered and book-entry.

4.1.3    Type: The Debentures will be unsecured, in accordance with article 58 of the Brazilian Corporate Law.

4.1.4    Term and Maturity Date: For all legal purposes, the Debentures will be mature in three (3) years after the Issuance Date (“Maturity Date”), with due date on March 16, 2018.

4.1.5    Unit Nominal Value: The unit nominal value of the Debentures will be ten million reais (R$ 10.000.00) as of the Issuance Date (“Unit Nominal Value”).

4.1.6    Amount of Debentures Issued: Eighty thousand (80,000) Debentures will be issued.

4.2       Interest

4.2.1    Monetary Adjustment. The Unit Nominal Value of the Debentures will not be subject to monetary adjustment.

4.2.2.   Interest. The Debentures will bear interest, after Issuance Date, on the unamortized Unit Nominal Value of the Debenture, to be paid at the end of each accrual period (“Accrual Period”), according to the formula below. The interest rate applicable to the Debentures will correspond to the accumulated variation of one hundred and eight point twenty-five percent (108.25%) of the average DI - Interbank Deposit rates for one (1) day, “over extra group” (“DI Rate”), expressed as a percentage per year on the basis of two hundred and fifty-two (252) business days, calculated and published by CETIP at Informativo Diario (Daily Bulletin), as available through its website (http://www.cetip.com.br) (“Interest”). Interest will be calculated on an exponential, cumulative, pro rata temporis basis, according to the number of business days elapsed, on the unamortized Unit Nominal Value of the Debentures from the Issuance Date, or the maturity date of the last Accrual Period, as applicable, to the date of actual payment, according to the following formula:

I=NVi x (DI Factor -1), where:

“I” corresponds to the unit amount of interest due at the end of each Accrual Period, calculated with eight (8) decimal places with no rounding;

“NVi” corresponds to the Unit Nominal Value at the issuance or the balance of the Unit Nominal Value of the Debenture, informed/calculated with eight (8) decimal places with no rounding;

“DI Factor” corresponds to the multiplication of the DI Rate using a percentage applied from and including the Accrual Period, calculated with eight (8) decimal places with rounding, as defined below:

DI Factor = TT 1 - DIR. x -2- j
if        ico J

where:

“n” corresponds to the total number of DI-Over Rates considered in the Accrual Period, where “n” is an integer;

“p” corresponds to one hundred and eight point twenty-five (108.25);

“DIRk” corresponds to the daily DI-Over Rate, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

“DIk” corresponds to the DI-Over Rate published by CETIP, valid for one (1) business day (overnight), used with two (2) decimal places.

4.2.2.1 For the purpose of calculating the Interest:

i)	the factor resulting from the expression (1+DIRk x p/100) will be considered with sixteen (16) decimal places with no rounding;

ii)
the daily factors are multiplied (1+DIRk x p/100), where, for each daily factor accumulated, the result is truncated to sixteen (16) decimal places, then the next daily factor is applied, and so on up to the last one considered;

iii)	once the factors are accumulated, the factor resulting from the “DI Factor” multiplication is considered with eight (8) decimal places with no rounding; and

iv)	the DI Rate will be used considering an identical number of decimal places as published by CETIP.

“Accrual Period” is defined as the time interval beginning on the Issuance Date, in the case of the first period, or on the immediately preceding interest payment date, for the other periods, and ending on the interest payment date corresponding to the period. Each Accrual Period succeeds the previous one without interruption.

4.2.2.2  In case of temporary unavailability of the DI Rate upon the payment of any monetary obligation under this clause, it will be replaced with the same daily rate produced by the last known DI Rate, if any, on the calculation date, and no financial compensation will be due by the Issuer or the Debenture Holders upon the subsequent publication of the respective DI Rate.

4.2.2.3  Failing the setting and/or publication of the DI Rate for a period exceeding twenty (20) days after this date, or, further, in case of discontinuation of such rate or by operation of law, the Trustee shall call a General Meeting of Debenture Holders to define, by mutual agreement with the Issuer, the parameter to be applied. Until the date of the resolution by the General Meeting of Debenture Holders, the same daily rate produced by the last know DI Rate will be used for the calculation of the amount of any obligations under this clause.

4.2.2.4  In case there is no agreement on the substitute rate at the General Meeting of Debenture Holders held as set forth under section 4.2.2.3 above, between the Issuer and the Debenture holders representing at least seventy five percent (75%) of the Outstanding Debentures, Issuer hereby undertakes the obligation to redeem all the Outstanding Debentures, with consequent cancellation  thereof, within forty five (45) days as of the date of the General Meeting of Debenture Holders is held, by the debt balance of the Unit Nominal Value of the Outstanding Debentures, increased by the Interest due and payable until the effective redemption date, calculated on pro rata temporis basis, from the Issuance Date or the last date of Payment of Interest, whichever is later. In this case, for calculating the Interest of the Debentures to be purchased, for each day of the period in which rates are absent, the last DI Rate officially disclose shall be used.

4.2.2.5  In case the DI Rate to be disclosed prior to the holding of the General Meeting of Debenture Holders referred to in section 4.2.2.3 above, said meeting shall no longer be held and the DI Rate, from its disclosure date, shall be used again for calculating the Interest.

4.3       Amortization. The Unit Nominal Value of the Debentures under this Offering will be amortized in one single installment due on the Maturity Date.

4.4       Interest Payment. The amounts relating to the Debenture Interest shall be paid on a half-yearly basis, in the months of March and September, as of the Issuance Date, the first payment being due on September 2015 and the subsequent ones consecutively until and including the maturity date.

4.5       Place of Payment. Payments on the Debentures will be made by Issuer with the application of the procedures adopted by CETIP for Debentures electronically held in custody at CETIP. The Debentures that are not electronically held in custody at CETIP shall be paid at the Settlement Bank and by the Designated Bookkeeping Agent or, as the case may be, the financial institution engaged for such purpose or further at the Issuer’s head office, if the case may be.

4.6       Deadline Extension. Payment dates relating to any obligations falling on a non-banking business day in the City of Sao Paulo, State of Sao Paulo will be automatically extended to the next following business day, with no additions to the amounts to be paid, except the cases that the payments are to be made through CETIP, in which case the extension shall only apply when the payment date of the respective obligation falls on a Saturday, Sunday or on a holiday declared as national holiday.

4.7       Default Charges. In the event of delay by the Issuer in the payment of any amount due to the Debenture Holders, the overdue amounts will be subject to a non-compensatory default fine equal to two percent (2%) and default interest of one percent (1%) per month, both on the overdue amounts, from the default date to the date of effective payment, regardless of judicial or extrajudicial notice or communication.

4.8       Lapse of the Right to Additions. Without prejudice to the provisions set forth in item 4.7 above, the failure by the Debenture Holder to appear and receive the amount corresponding to any of Issuer's monetary obligations on the dates set forth in this Indenture or in a notice published by the Issuer shall not entitle him to receive interest and/or default charges during the period of the delay in the receipt; however, the Debenture Holder's rights vested up to the respective due date shall be secured.

4.9       Term, Form of Payment and Subscription. The Debentures shall be subscribed for Unit Nominal Value plus Interest, as defined below, calculated on a pro rata temporis basis from the Issuance Date. The Debentures shall be paid at sight, in the Brazilian currency, upon subscription, in compliance with the proceedings adopted by CETIP.

4.10     Renegotiation. There shall be no renegotiation of Debentures.

4.11     Publicity. All acts and decisions addressed to the Debenture Holders must be communicated, in the form of notices, through the Valor Economico newspaper, through the official bulletin of the organized over-the-counter market entity where the Debentures are traded, and through Issuer's website (www.ultra.com.br); further, the Issuer shall inform the Trustee in advance of any publication. In case Issuer changes its publication newspapers after the Issuance Date, it shall send a notice to the Trustee providing information on the new vehicle.

4.12     Debenture Certificates and Proof of Ownership. No Debenture certificates will be issued by the Issuer. For all legal purposes, the statement issued by the Designated Bookkeeping Agent will prove the ownership of Debentures, where the name of the Debenture Holders will be registered. Furthermore, the statement issued by CETIP in the name of the Debenture Holder, where the Debentures are electronically held in custody at CETIP, will be recognized as proof of ownership of the Debentures.

4.13     Tax Immunity. In the event that a Debenture Holder enjoys any kind of tax immunity or exemption, such Debenture Holder shall send to the Settlement Bank, within no more than ten (10) business days before the date scheduled for receipt of amounts relating to the Debentures, documents supporting such tax immunity or exemption, otherwise the amounts due under the prevailing tax laws shall be deducted from the income payable thereto.

CLAUSE V - AMENDMENT TO THIS OFFERING INDENTURE

5.1       Any amendments to this Indenture shall be signed by the Issuer and the Trustee and subsequently registered before JUCESP.

CLAUSE VI - OPTIONAL ACQUISITION AND EARLY REDEMPTION

6.1       The Issuer may, at any time, subject to the provisions of article 13 of CVM Instruction 476/09, acquire in the market the Outstanding Debentures, as defined below, provided that it complies with the rules issued by CVM, and such fact must be set out in the Issuer's management report and financial statements, subject to the provisions of article 55, paragraph 2, of Brazilian Corporate Law, as amended. The Debentures hereunder may (i) be cancelled, (ii) be held in the Issuer's treasury, or (iii) be once again placed in the market. The Debentures acquired by the Issuer to be held in treasury, as set forth in this item, shall, if and when put back in the market, be entitled to the same interest as the other Debentures still outstanding.

6.1.1    For the purpose of fixing a quorum, “Outstanding Debentures” shall mean all Debentures subscribed and not yet redeemed, excluding (i) those held in treasury by the Issuer, and (ii) exclusively for the purpose of holding the General Meeting of Debenture Holders, those held by (a) companies directly or indirectly controlled by the Issuer, (b) controlling shareholders of the Issuer, and (c) officers of the Issuer, including spouses and relatives up to the 2nd degree.

6.2       The Issuer may, as from the twelfth (12th) month from the Issuance Date, which is March 16, 2016, upon prior notice to all Debenture Holders, with copy to the Trustee, or publication of a notice in this regard in the newspapers referred to herein, at least two (02) days prior to early redeem, whether fully or partially, the Outstanding Debentures (“Early Redemption”), by the unamortized Unit Nominal Value of each Debenture subject to redemption on the date of Early Redemption, increased by (a) a redemption premium equal to zero point thirty percent (0.30%) flat on the balance of the unamortized Unit Nominal Value of each redeemed Debenture, subject to redemption; and (b) plus Interest, and the latter shall be calculated on a pro rata temporis basis from the Issuance Date or the last Interest payment date, whichever occurs later, to the date of effective redemption.

6.2.1    Partial redemption must be made through the procedures adopted by CETIP and shall be carried out through a draw, coordinated by the Trustee, and all the phases of the Early Redemption validation process, such as habilitation of the Debenture Holders, qualification, draw, verification, apportionment and validation of the number of Debentures to be redeemed by the Debenture Holder shall be made outside the scope of CETIP.

6.2.2    CETIP must be notified, through correspondence from the Issuer, with the “agreed to” of the Trustee, of the performance of early redemption, at least two (2) days in advance of the date of such early redemption.

CLAUSE VII - ACCELERATED MATURITY

7.1       Accelerated Maturity. Any of the following shall be deemed events of early maturity of the Debentures under this Offering, whereby, subject to the provisions of items 7.2 and 7.3 below, the Unit Nominal Value of each Debenture will be immediately payable, plus Interest, calculated on a pro rata temporis basis from the Issuance Date or the last Interest payment date, as applicable, to the date of actual payment:

i)	failure to pay the principal and/or the Interest due to the Debentures on their respective due dates;

ii)
file of a petition for judicial or extrajudicial reorganization by the Issuer to any creditor or class of creditors, regardless of whether or not such reorganization is approved by the court, is allowed to proceed, or is granted;

iii)	liquidation, dissolution, or declaration of bankruptcy of the Issuer and controlled companies;

iv)	filing by the Issuer of a petition for voluntary bankruptcy; and

v)
occurrence of any change of control of the Issuer. For the purpose of this Indenture, change in control shall mean a public offering of shares of the Issuer as a result of the acquisition, by any individual or legal entity or Group of Shareholders, of direct or indirect shareholding interest equal to more than twenty percent (20%) of the Issuer's capital stock (excluding treasury shares), combined with the subsequent change in the majority of the members of the Board of Directors.

7.1.1    For the purpose of item 7.1 (v) above, Group of Shareholders is defined as the group of people: (i) bound by contracts or agreements of any nature, including shareholders' agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of people representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two people having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two people. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights or any other form of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of vote to be held at a Shareholders' Meetings, as determined by the respective statutes, is in the manager's sole discretion, shall be deemed as part of the Group of Shareholders.

7.2       The occurrence of any of the events set out in sub-items (i), (ii), (iii) and (iv) of item 7.1 above shall give rise to the automatic and immediate accelerated maturity of the Debentures, regardless of any notice or communication, subject to article 13, sole paragraph, of CVM Instruction 28/83.

7.3       Upon the occurrence of the event set out in sub-item (v) of item 7.1 above, the Trustee shall call, within forty-eight (48) hours from the time it becomes aware of the occurrence of such event, a General Meeting of Debenture Holders to resolve on any non-declaration of the accelerated maturity of the Debentures, subject to the calling procedure set forth in clause X below.

7.3.1    In the event of (i) non obtainment of a declaration of early maturity occurrence as provided under section 7.3; or (ii) in case the General Meeting of Debenture Holders referred to in item 7.3 is not constituted due to lack of a quorum, the Trustee shall declare the accelerated maturity of the Debentures pursuant to the provisions of item 7.2 above.

7.4       The occurrence of any of the events described in clause 7.1 above shall be immediately communicated by the Issuer to the Trustee within one (1) business day. The failure by the Issuer to comply with such requirement will not prevent the Trustee or the Debenture Holders from, at their discretion, exercising their powers, privileges and claims as set forth therein or in this Indenture, including declaration of the accelerated maturity.

CLAUSE VIII - ISSUER'S ADDITIONAL OBLIGATIONS

8.1      Subject to the other obligations set forth in this Indenture, until the full payment of the Debentures, the Issuer undertakes also to:

i)	prepare year-end financial statements and, if applicable, consolidated financial statements, in compliance with the Brazilian Corporate Law and the rules issued by CVM;

ii)	cause its financial statements to be audited by an independent auditor registered with CVM;

iii)	disclose its financial statements, with the corresponding notes and independent auditors' report, within three (3) months from the end of the fiscal year, on its website;

iv)	keep the documents mentioned in subparagraph III above on its website for a period of three (3) years;

v)	comply with the provisions of CVM Instruction 358, enacted on January 3, 2002, as amended (“CVM Instruction 358/02”), relating to confidentiality and restrictions on trade;

vi)
disclose on its website the occurrence of any relevant fact, as defined by article 2 of CVM Instruction 358/02, and send within two (02) business days after occurrence of such relevant fact to the Trustee, and immediately to the Underwriter, in compliance with the legislation applicable thereto;

vii)	provide any information requested by CVM;

viii)
keep, for, at least, five (5) years or longer, by express determination of CVM, in case of an administrative procedure, all documents and information related to the Restricted Offering and required by CVM Instruction Nº 476/09;

ix)	keep a list containing:

a)	the name of the Qualified Investors contacted;

b)	the Federal Individual Register of the Treasury Ministry (“CPF/MF”) under No. or the CNPJ/MF under No. of the Qualified Investors contacted;

c)	the date the Qualified Investors were contacted; and

d)	the decision of each Qualified Investor sought in relation to the Offering.

x)	provide the Trustee with:

a)
after the end of each fiscal year, within the period established by law, a copy of its complete consolidated financial statements for the fiscal year then ended, prepared in accordance with the Brazilian generally accepted accounting principles;

b)	within ten (10) business days, any information that may reasonably be requested by the Trustee to allow the Trustee to perform its obligations under this Indenture and CVM Instruction 28/83;

c)	copy of periodic and occasional information relating to CVM Instruction 480, enacted on December 7, 2009, with the same frequency as that established for the sending of such information to CVM; and

d)	financial information and information on the corporate acts of the Issuer necessary for the preparation of the report destined to the Debenture Holders set forth in this Indenture.

xi)
refrain from trading, until termination notice is sent, with the securities issued by itself and of the same type as those of this Offering, as defined below, except for the events set forth in subparagraph II of article 48 of CVM Instruction No. 400, enacted on December 29, 2003, as amended (“CVM Instruction 400/2003”);

xii)	keep the Debentures listed for being traded on the secondary market during their respective effective period and bear the costs of said registration;

xiii)	not to carry out any transactions unrelated to its corporate object, in compliance with the statutory, legal and regulatory provisions in force and effect; and

xiv)	hire and keep hired the required service providers, including the Trustee, the Settlement Bank, the Designated Bookkeeping Agent and CETIP.

8.2       Issuer hereby, irrevocably and irreversibly, undertakes the obligation to see that the operations that it performs within CETIP’s environment are always in line with the good market practices, in full compliance with the rules applicable to the matter, holding the Trustee harmless from and against any responsibility for proven claims, losses and damage related to a breach of said rules, except for those caused by the Trustee.

CLAUSE IX - TRUSTEE

9.1       Appointment. The Issuer hereby appoints and constitutes PENTAGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS, qualified in the preamble of this Indenture, as the Trustee of the Offering under this Indenture, which hereby and in due legal form accepts such appointment to, in compliance with the law and the present Indenture, represent the Debenture Holders as a group.

9.2       Representations. The Trustee of the Debenture Holders, as appointed in this Indenture, hereby represents and warrants to the Issuer, subject to the legal penalties:

i)
in compliance with the provisions of article 12, item XVII, letter “k” of CVM Instruction 28/83, that it acts as Trustee of the following issuances: the fourth (4th) issue of simple, non-convertible, single-series, unsecured debentures issued by Issuer (“4th Issuance of Issuer”), under which eight hundred (800) debentures in the total amount of eight hundred million reais (R$800,000,000.00) were issued, maturing on March 16, 2015. To this date, no event of early redemption, amortization, conversion, renegotiation and/or default has been verified. The Debentures of Issuer’s 4th Issuance are unsecured, as provided for in its respective indenture; (b) first (1st) public issuance of simple, non-convertible into shares, in single series, unsecured Debentures, under personal guarantee, for public distribution with restricted placement efforts, of Ipiranga Produtos de Petróleo S.A. (“1st Issuance of IPP”), with maturity date on November 16, 2017, under which sixty thousand (60,000) debentures were issued at the amount of six hundred million reais (R$600,000,000.00), on the respective issuance date. To this date, no event of early redemption, amortization, conversion, renegotiation and/or default has been verified. On the issuance date, the debentures of IPP’s 1st Issuance are under Issuer’s personal guarantee, as provided for in the indenture; and (c) second (2nd) public issuance of simple, non-convertible into shares, in single series, unsecured Debentures, under personal guarantee, for public distribution under restricted placement efforts, of Ipiranga Produtos de Petróleo S.A (“2nd Issuance of IPP”), with maturity date on December 20, 2018,  under which eighty thousand (80,000) debentures at the amount of eight hundred million reais (R$800,000,000.00) were issued, on such issuance date. To this date no event of early redemption, amortization, conversion, renegotiation and/or default has been verified. On the date of issuance, the debentures of IPP’s 2nd Issuance are under Issuer’s personal guarantee, as provided for in the indenture;

ii)	that it has not been legally prevented, pursuant to article 66, paragraph 3, of the Brazilian Corporate Law and article 10 of CVM Instruction 28/83, from performing the job assigned thereto;

iii)	that it accepts the job assigned thereto, fully assuming the duties and obligations set forth in the applicable laws and this Indenture;

iv)	that it fully accepts this Indenture and all its terms and conditions;

v)	that it has no relationship with the Issuer that might prevent it from performing its duties;

vi)	that it is aware of Circular Letter No.1.832, enacted on October 31, 1990 ,from the Central Bank of Brazil;

vii)	that it is duly authorized to enter into this Indenture and perform its obligations set forth herein, having complied with all requirements under the law and according to its bylaws;

viii)	that it does not fall within any of the events of conflict of interests set forth in article 10 of CVM Instruction 28/83;

ix)	that it is duly qualified to perform the activities of trustee, in compliance with the prevailing regulations;

x)	that this Indenture constitutes a legal, valid, binding, and effective obligation of the Trustee, enforceable according to its terms and conditions;

xi)	that the execution of this Indenture and the performance of its obligations hereunder do not violate any obligation previously assumed by the Trustee; and

xii)	that it has verified the truthfulness of the information contained in this Indenture.

9.3       Substitution. In the event of absence, temporary impediment, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy or any other case of vacancy, a General Meeting of Debenture Holders shall be held within no more than thirty (30) days from such event to elect the new Trustee; such meeting may be called by the Trustee to be replaced itself, by the Issuer, by Debenture Holders representing all of the Outstanding Debentures or by CVM. If the call is not made within up to fifteen (15) days from the expiration of the aforementioned period, the Issuer shall make it, subject to prior notice of fifteen (15) days for the first call and eight (8) days for the second call, and CVM may appoint a temporary substitute to act until the new Trustee is elected. The compensation of the new Trustee shall be determined in compliance with the provisions of item 9.3.6 below.

9.3.1    In the event that the Trustee is unable to continue performing its duties due to circumstances occurring after the execution of this Indenture, it shall immediately inform such fact to the Issuer and the Debenture Holders, by calling a General Meeting and request its replacement.

9.3.2    The Debenture Holders are entitled, after the expiration of the period for distribution of the Debentures, to replace the Trustee and appoint its substitute, at a General Meeting of Debenture Holders specially convened for such purpose. The replacement of the Trustee shall be subject to prior notice to the Issuer and CVM's opinion on the compliance with the requirements set forth in article 8 of CVM Instruction 28/83 and any subsequent regulations.

9.3.3    The replacement of the Trustee shall entail amendment to this Indenture.

9.3.4    In case of resignation of the Trustee, it shall continue to perform its duties until its effective replacement.

9.3.5    The Trustee shall start performing its duties on the date of this Indenture or of any amendment relating to a replacement and shall continue to perform its duties until the maturity of the Debentures or until its effective replacement.

9.3.6    In case of actual replacement of the Trustee, the substitute shall receive the same compensation as of the Trustee, under the same terms and conditions; the first annual installment due to the substitute shall be calculated on a pro rata temporis basis from the date it starts to perform its duties as trustee.

9.3.7    Such compensation for the services provided by the substitute trustee may be changed by mutual agreement between the Issuer and the substitute trustee.

9.4       Duties. The Trustee shall have the following duties and obligations, without prejudice to any others established by law, by CVM regulations or by this Indenture:

i)	to protect the rights and interests of the Debenture Holders, acting with caution and diligence in the same manner as any active and honest person would act in the administration of his own assets;

ii)	to resign from the job in the event of a subsequent conflict of interests or any other form of inaptitude;

iii)	to safeguard all records, correspondence and other paperwork relating to the performance of its duties;

iv)
to verify, when accepting the role and based on legal opinion from the law firm engaged to assist the Issuer during the Offering, the truthfulness of the information contained in this Indenture, and take action in order to correct any omissions, faults, or defects it may find;

v)
should the Issuer fail to do so, to register this Indenture and any amendments thereto before any competent bodies, and correct any gaps and irregularities therein, without prejudice to the occurrence of any noncompliance with a non-pecuniary obligation by Issuer. In this case, the registrar shall notify the Issuer's management to provide him with the required particulars and documents;

vi)	to issue an opinion on the sufficiency of the information contained in any proposal for changes to the conditions of the Debentures, where applicable;

vii)
to request, whenever it deems necessary for the adequate performance of its duties, up-to-date certificates from court clerks' offices, Public Treasury courts, offices for the protest of bills, labor courts, and the Treasury attorney general's office of the location where the Issuer has its headquarters;

viii)	to call, when necessary, the General Meeting of Debenture Holders, through a notice published at least three (3) times, pursuant to item 4.11 above;

ix)	to attend the General Meeting of Debenture Holders in order to provide any information that may be requested;

x)
to prepare a report addressed to the Debenture Holders, pursuant to article 68, paragraph 1, letter b, of Brazilian Corporate Law, which must contain at least the information below. To such effect, the Issuer shall send the organizational chart and take all such corporate actions necessary for the preparation of the report as may be requested by the Trustee, which must be duly sent by the Issuer no less than thirty (30) days before the expiration of the period for presentation of the report, as well as send the Issuer's audited financial statements no less than fifteen (15) days before the expiration of the period for presentation of the report. Said organizational chart of the Issuer's corporate group must contain also its controlling and controlled companies and companies under common control, affiliates and members of controlling block, as applicable, as of the end of each fiscal year:

a)	any omission or inaccuracy it may become aware of in the information disclosed by the Issuer, or, further, any failure or delay by the Issuer in the compliance with its reporting obligations;

b)	amendments to the bylaws occurred in the period;

c)	comments on the financial statements of the Issuer, focusing on the Issuer's economic and financial indicators and capital structure;

d)	position of the distribution of Debentures in the market;

e)	amortization of the Unit Nominal Value and payment of Interest on the Debentures made during the period, as well as acquisitions and sales of Debentures by the Issuer;

f)	monitoring of the allocation of funds raised from the Offering, in accordance with data obtained from the Issuer's officers;

g)	compliance with other obligations assumed by the Issuer under this Indenture;

h)	declaration of its capacity to continue acting as Trustee;

i)
existence of other public or private offerings of debentures by the Issuer or an affiliated, controlled or controlling company, or a company belonging to the same group as the Issuer, for which it may have acted as Trustee, as well as the following data on such offerings:

1)	name of the offering company;

2)	offering amount;

3)	number ofdebentures issued;

4)	type;

5)	debenturematurity date;

6)	type and value of the assets pledged as collateral, and name of the guarantors; and

7)	events of redemption, amortization, conversion, renegotiation and default in the period;

xi)
to make the report referred to in the foregoing item available to the Debenture Holders within no more than four (4) months from the end of the fiscal year of the Issuer, at least at the following places:

a)	the Issuer's head office;

b)	the Trustee'soffice;

c)	CETIP;

d)	CVM; and

e)	At Underwriter’s principal place of business;

xii)
to publish, in the newspapers where the Issuer is required to make its public communications, a notice informing the Debenture Holders that the aforementioned report is available to them at the places set forth in the foregoing item;

xiii)
to keep up-to-date the list of Debenture Holders and their addresses, including by means of information management before the Issuer, the Settlement Bank and the Designated Bookkeeping Agent and CETIP; and  for the purpose of complying with the provisions set forth in this subparagraph, Issuer and the Debenture Holder,    upon subscribing for, paying up or purchasing the Debentures, expressly authorize the Settlement Bank, the Designated Bookkeeping Agent and CETIP to  fulfill to any requests made by the Trustee, including  with regard to disclosure, at  any moment of the position of Debentures and their respective holders;

xiv)	to coordinate the draw for the Debentures to be partially redeemed, as applicable;

xv)	to monitor compliance with the clauses of this Indenture, particularly those imposing positive and negative covenants; and

xvi)
to notify the Debenture Holders, individually if possible, within no more than ten (10) business days as from becoming aware of any failure by the Issuer to perform any obligations assumed herein, stating the place where more information will be provided to the interested parties, and to send and equal notice to CVM and CETIP;

xvii)	to disclose the information set forth in item 9.4 “i” on its website as soon as it becomes aware thereof; and

xviii)	to make the unit value of the Debentures, as calculated by the Issuer, available on a daily basis to the Investors and market participants, through its service center and/or website.

9.4.1    Without prejudice to the Trustee’s duty of diligence, the Trustee shall assume that the original documents or certified copies of documents sent by the Issuer or third parties at its request are genuine and true and were not subject to fraud or counterfeiting. Further, the Trustee shall not, in any event, be responsible for the preparation of the Issuer's corporate documents, so that the Issuer shall remain responsible for the preparation of such documents in accordance with the prevailing laws and regulations.

9.4.2    The Trustee shall not be responsible for checking the sufficiency, validity, quality, truthfulness, or completeness of the technical and financial information contained in any document that is forwarded to it with the purpose of informing, complementing, clarifying, rectifying, or ratifying the information in this Indenture, except for those already set forth in this Indenture

9.4.3   The acts or expressions by the Trustee resulting in any responsibility for the Debenture Holders and/or releasing any third parties from obligations towards them, as well as those related to the due compliance with the obligations taken hereunder, will only be valid when previously resolved by the Debenture Holders at a General Meeting of Debenture Holders.

9.4.4    The Trustee shall not issue any kind of opinion, nor shall it make any judgment on the guidance relating to any fact of the issuance that the Debenture Holders are supposed to define, undertaking only to act in accordance with the instructions that are given to it by the Debenture Holders. In this regard, the Trustee does not have any responsibility for the result or the legal effects resulting from the strict compliance with the Debenture Holders' guidance given to it, as defined by the Debenture Holders and reproduced before the Issuer, regardless of any possible losses that may arise therefrom to the Debenture Holders or the Issuer. The performance of the Trustee is limited to the scope of CVM Instruction 28/83, as amended, and the applicable articles of the Brazilian Corporate Law, being exempt, under any circumstance or pretext, of any further responsibility that has not resulted from the applicable legislation.

9.5       Specific Attributions. In the event of any default, the Trustee shall use any judicial or extrajudicial procedures to protect and defend the interests of all of the Debenture Holders and the realization of their credits, and for that purpose, the Trustee must:

i)	declare, subject to the conditions under this Indenture, the accelerated maturity of the Debentures and collect their principal and other amounts;

ii)	take any and all actions required to realize the credits of the Debenture Holders;

iii)	file a petition for the bankruptcy of the Issuer, if necessary and applicable; and

iv)	represent the Debenture Holders in bankruptcy proceedings, judicial or extrajudicial reorganization, intervention or extrajudicial liquidation of the Issuer.

9.6       Compensation. The Trustee or the institution that may replace it as such, will be entitled to fees for the performance of the duties and attributions under its competence, pursuant to the law and this Indenture, a compensation to be paid corresponding to annual installments of one thousand, eight hundred reais (R$ 1,800.00), the first payment of which to be due on the fifth business day (5th), as from the execution date of this Indenture, and the others, on that same day of the subsequent years.

9.6.1    The installment mentioned in clause 9.6 above shall be adjusted according to the accumulated variation of the General Market Price Index ("IGP-M/FGV"), calculated and published by the Getulio Vargas Foundation, or, in case such index is not available, or when it cannot be used, according to the index that replaces it, starting on the date of the first payment up to the subsequent payment dates, calculated on a pro rata die basis, if necessary. The Trustee's compensation shall be due even after the final maturity of the Debentures, in case the Trustee is still operating in the collection of defaults not cured by the Issuer

9.6.2    The installments mentioned in clause 9.6 above shall be increased by the following taxes: ISS (Tax on Services of Any Nature), PIS (Contribution to the Social Integration Program), COFINS (Contribution for Funding of Social Security), and any other taxes that may apply on the Trustee's compensation, except for Income Tax, at the rates in effect as of the dates of each payment

9.6.3    All expenses resulting from legal proceedings, including administrative ones, which the Trustee may incur to protect the interests of the Debenture Holders shall be previously approved, whenever possible, and paid in advance by the Debenture Holders and later, as set forth by law, refunded by the Issuer. Such expenses to be paid in advance by the Debenture Holders correspond to court deposits, fees, and rates in the actions filed by the Trustee, as a representative of the Debenture Holders. The losing party's fees in actions shall be equally borne by the Debenture Holders, and so will the compensation of the Trustee in case the Issuer remains in default in relation to its payment for a period longer than thirty (30) days, and the Trustee may request an advance to the Debenture Holders to cover the risk of losing such action.

9.6.4    The payment of the Trustee’s compensation shall be made upon deposit to a bank account to be timely indicated by it, and the proof of deposit shall serve as a proof of settlement of the payment.

9.6.5    In case of delay in the payment of any amount due, the past-due amounts will be subject to a contractual fine of two percent (2%) on the outstanding amount, as well as default interest at one percent (1%) per month, and the overdue debt amount shall be subject to monetary adjustment at IGP-M/FGV, levied upon from the default date until its actual payment calculated on a pro rata die basis.

9.7       Expenses. The Issuer and, as applicable, the Debenture Holders shall refund the Trustee for all reasonable expenses it may prove to have incurred to protect the rights and interests of the Debenture Holders or to realize their credits, provided that such expenses, whenever possible, have been previously communicated to and approved by the Issuer. The Trustee, however, is hereby aware of and agrees with the risk of not having such expenses reimbursed in case they have been incurred in disagreement with (i) common sense and reasonability criteria generally accepted in similar commercial relationships; or (ii) the fiduciary duty that is inherent in it.

9.7.1    The refund referred to in this item will be made within seven (7) business days, counting from the delivery to the Issuer the copy of the documents evidencing the expenses that have been actually incurred and are necessary to protect the rights of the Debenture Holders.

9.7.2.   The expenses referred in this item shall comprise, among others, the following:

i)	the publication of reports, statements, and notices as set forth in this Indenture, and others that may come to be required by applicable regulations;

ii)	obtaining of certificates;

iii)	photocopies, scans, submission of documents;

iv)	costs incurred with telephone calls related to the issuance;

v)	displacement between States, meals, transports and the respective accommodation, where necessary for the performance of the duties.

vi)
any subsequent additional and special or expert surveys that may be imperative, if there are any omissions and/or obscurities in the information related to the strict interests of the Debenture Holders.

9.7.3    The credit of the Trustee for any expenses it may have incurred to protect the rights and interests or realize the credits of the Debenture Holders, which have not been paid pursuant to item 9.7.1 above, will be added to the Issuer's debt and will be under the same guarantees as those of the Debentures, in preference to them in the order of payment.

9.7.4    If any amount due to the Debenture Holders as a result of this Indenture is paid through a judicial action or if its collection is made through attorneys, the Issuer must pay, in addition to all amounts due under this Indenture and related to the Debentures, attorney's fees and other expenses and costs that may be incurred due to such collection.

CLAUSE X - GENERAL MEETING OF DEBENTURE HOLDERS

10.1     The general meeting of debenture holders (“General Meeting of Debenture Holders”) will be subject to article 71 of the Brazilian Corporate Law.

10.1.1  Call. The General Meeting of Debenture Holders may be called by the Trustee, by the Issuer, or by the Debenture Holders representing at least ten percent (10%) of the Outstanding Debentures, or by the CVM.

10.1.2  The call will be made through notice published at least three (3) times in the newspapers where the Issuer is required to make its public communications, subject to other rules related to the publication of call notices of general meetings as contained in the Brazilian Corporate Law, the applicable regulations, and this Indenture.

10.1.3  The General Meeting of Debenture Holders shall be held within the minimum term of fifteen (15) days, counted from the date of first announcement of the call. The General Meeting of Debenture Holders, at a second call, may only be held at least eight (8) days after the date scheduled for its holding at the first call.

10.1.4  Resolutions adopted by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Indenture, will be existent, valid, and effective as to the Issuer and will bind all holders of Outstanding Debentures, regardless of their attendance to the General Meeting of Debenture Holders or the vote cast at the corresponding General Meeting of Debenture Holders.

10.1.5  Regardless of the above-mentioned procedures, the General Meeting of Debenture Holders shall be deemed regular when all Debenture Holders attend it.

10.2     Quorum to Open the Meeting. The General Meeting of Debenture Holders will be validly opened, at the first call, with the presence of Debenture Holders representing at least one half of the Outstanding Debentures, and, at a second call, with any quorum.

10.3     Board. The chair of the General Meeting of Debenture Holders shall be occupied by the Debenture Holder elected by the Debenture Holders or by the person designated by CVM.

10.4     Quorum Necessary to Pass Resolutions. In the resolutions of the General Meeting of Debenture Holders, each Debenture will entitle its holder with one vote, and the constitution of a proxy, either to a Debenture Holder or not, will be admitted. Except as otherwise set forth in this Indenture, changes to the characteristics and conditions of the Debentures and of the Issuance must be approved by Debenture Holders representing at least seventy-five percent (75%) of all the Outstanding Shares, provided that changes to the Interest and/or guarantees and/or period of maturity, renegotiation, redemption, or amortization of the Debentures and/or provisions about quorum set forth in this Indenture must count on the approval by the Debenture Holders representing ninety percent (90%) of the Outstanding Debentures.

CLAUSE XI - ISSUER'S REPRESENTATIONS AND WARRANTIES

11.1     The Issuer represents and warrants to the Trustee, on the date hereof, that:

i)	it is a corporation duly organized and existing as a publicly-traded company (sociedade anônima de capital aberto) in accordance with the Brazilian laws;

ii)
it is duly authorized to enter into this Indenture and comply with all obligations hereunder, after all legal and statutory requirements have been met for such purpose, and the execution of this Indenture and the distribution of the Debentures do not violate any legal provision, agreement, or instrument to which the Issuer is a party;

iii)
the legal representatives executing this Indenture have statutory and/or assigned powers to take, on its behalf, the obligations hereunder and, if they are proxies, they were legally granted the powers, and the corresponding proxies are in full force;

iv)
entering into the Indenture and distributing the Debentures do not constitute a violation of any legal provision, agreements, or instruments to which it is a party, nor shall it result in: (a) the acceleration of any obligation set forth in any of such agreements or instruments; (b) the creation of any lien on any asset or property of the Issuer; or (c) the termination of any of such agreements or instruments;

v)
no registry, consent, authorization, approval, license, order by, or qualification before any governmental authority or regulatory body, is required for the compliance, by the Issuer, with its obligations under this Indenture and the Debentures, or for carrying out the Issuance, except for the registration of the Indenture with the Registry of Commerce of the State of Sao Paulo (JUCESP) and the filing and publication of MBD;

vi)	it is not aware of any fact preventing the Trustee from fully exercising its functions, pursuant to the Brazilian Corporate Law and other applicable rules, including regulatory rules.

vii)
has all the authorizations and permits (including environmental licenses) required by the federal, estate, and municipal authorities that are relevant for the exercise of its activities, and all of them are valid;

viii)
it is in compliance, in all material respect, with the laws, regulations, administrative rules and determinations of the governmental bodies, autarchies or courts, relevant to the conduction of its business; and

ix)
this Indenture constitutes a legal, valid, effective and binding obligation of the Issuer, enforceable according to its terms and conditions, with power of extrajudicial executive instrument, pursuant to article 585 of the Brazilian Code of Civil Procedure.

CLAUSE XII - MISCELLANEOUS PROVISIONS

12.1.    Notices. The notices to be sent by each of the parties under this Indenture, if made by facsimile or e-mail, shall be considered received on the date they are sent, provided that their reception is confirmed by an indication (receipt issued by a machine used by the issuer), with the corresponding original documents being sent up to five business days after the sending of the message. Change in any of the above addresses shall be informed by the other party who has its/his/her address changed;  if made by mail, the notices shall be considered delivered when they are received with protocol or with "return receipt" issued by the Postal Office or telegram, to the addresses contained below:

To the Issuer:
Ultrapar Participates S.A.
Av. Brig. Luis Antonio, 1343, 9° Andar 01317-001 - Sao Paulo - SP Att. Marcello De Simone Phone: 55 11 3177 6163 Facsimile: 55 11 3177 6938 e-mail: marcello@ultra.com.br

c/c Sandra Lopez Gorbe Phone: 55 11 3177 6614 Facsimile: 55 11 3177 6107 e-mail: sandra.gorbe@ultra.com.br

To the Trustee:
Pentagono Distribuidora de Títulos e Valores Mobiliários
Avenida das Americas, nº4.200, Bloco 08, Ala B, Salas 303 and 304
22640-102 - Rio de Janeiro - RJ
C/O: Ms. Nathalia Machado Loureiro, Marcelle Motta Santoro and Mr. Marco Aurelio Ferreira
Phone: (21) 3385-4565
Facsimile: (21) 3385-4046
e-mail: operational@pentagonotrustee.com.br /
To the Designated Settlement Bank:
Av. Yara, S/N, Cidade de Deus, Prédio Amarelo 06029-900 - Osasco - SP Att.: Sr. Jose Donizetti de Oliveira Phone: (11) 3684-3749
e-mail: bradescocustodia@bradesco.com.br/4010.donizeti@bradesco.com.br To CETIP:
Av. Brigadeiro Faria Lima, 1663, 1° andar- Jardim Paulistano 01452-001- Sao Paulo - SP Phone: (11) 3111-1596 Fax: (11) 3111-1564
E-mail: valores.mobiliarios@cetip.com.br

12.2     Waiver. No presumption of waiver of any rights resulting from this Indenture is admitted. No delay, omission, or liberality in the exercise of any right or privilege granted to the Trustee and/or the Debenture Holders, by reason of any default by the Issuer, shall impair the exercise of such right or privilege or shall be interpreted as constituting a waiver thereof or a consent to such default, nor shall it constitute novation of or change to any other obligations undertaken herein by the Issuer or any other previous obligation regarding any other default or delay.

12.3     Irrevocability. This Indenture is executed in an irrevocable and irreversible manner, being binding upon the Issuer and the Trustee and their successors, under any title.

12.4     Severability. In case any of the provisions herein comes to be deemed as invalid or unenforceable, all other provisions shall remain unaffected by such consideration, and both the Issuer and the Trustee shall in good faith undertake to replace the affected provision which another which, as much as possible, can be equally enforceable.

12.5     Enforceable Instrument. This Indenture and the Debentures constitute an extrajudicial enforceable instrument, pursuant to article 585, items I and II, of the Brazilian Code of Civil Procedure, and the obligations hereunder shall be subject to specific performance, according to articles 632 et seq. of the Code of Civil Procedure.

12.6.    Anticorruption Policies. The Parties (in case of the Trustee, action on its own, in the capacity of representative of the Debenture Holders), their Representatives and any third parties, direct or indirect (temporary service providers, advisors, consultants and agents), used or hired by the Parties, hereby undertake, even if otherwise instructed by any employee or another party, not to pay, offer, authorize and/or promise – directly or indirectly – any undue amount, goods of value or advantage to any person that is  official, agent, employee or representative of any government, whether national or international, or of its national or international agencies and bodies, or to any political party, candidate or person holding a public office or to political party offices, or any other person, knowing or having any reasons to believe that any and all undue amount, goods of value or advantage will be offered, given or promised with the purpose of obtaining a favorable treatment for business of such party and/or of its Representatives, in breach of the laws setting forth provision on crimes and corruption practices and against the government-controlled administration, particularly the Law Nº 12.846, of August 1, 2013 and the United States Foreign Corrupt Practices (FCPA), of 1977.

12.6.1For the purpose of this clause, “Representative” shall mean any natural or legal person (including those that, directly or indirectly, exercise control on such legal person, as well as its subsidiaries and companies under common control, as defined under article 116 of the Law of Corporations), their respective officers, managers, partners, employees, any third parties, directly or indirectly (temporary service providers, advisors, consultants and agents) used or subcontracted by them  (in case of the Trustee, where it acts on its own in the capacity  of representative of the Debenture Holders). The term “person” shall be construed in a comprehensive manner and shall include, without being limited to, any company, firm or partnership, or other entity or individual.

12.7.    Governing Law. This Indenture shall be governed by the Laws of the Federal Republic of Brazil.

12.8.    Jurisdiction: The courts of the City of Sao Paulo, State of Sao Paulo, are hereby elected to settle any disputes arising from this Deed and for the enforcement of payment obligations set forth herein, to the exclusion of any other courts, however privileged they may b

In witness whereof, the parties cause this instrument to be execute in four (4) counterparts, all of them equal in content and form.

Sao Paulo, March 3, 2015

[SIGNATURE PAGE 1/3 OF THE INDENTURE OF THE 5th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A., EXECUTED ON MARCH 3, 2015.

ULTRAPAR PARTICIPAÇÕES S.A.

/s/ Marcello De Simone		/s/ André Covre
Name:	Marcello De Simone	Name:	André Covre
Title:	Director of Treasury, Communication and Investor Relations	Title:	Title: Chief Financial and Investor Relations Officer

[SIGNATURE PAGE, 2/3, OF THE INDENTURE OF THE 5th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A., EXECUTED ON MARCH 3, 2015

PENTAGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS

/s/ Kelson Thales Cruzeiro Prates
Name:	Kelson Thales Cruzeiro Prates
Title:	Attorney-in-fact

[SIGNATURE PAGE 3/3 OF THE INDENTURE OF THE 4th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAQOES S.A., EXECUTED ON MARCH 2, 2012

Witnesses:

/s/ Fabiana Ieno Judas		/s/ Roberto Pedro P. Liguori
Name:	Fabiana Ieno Judas	Name:	Roberto Pedro P. Liguori
TAXPAYER'S ID (CPF): 170.520.818-57		TAXPAYER'S ID (CPF): 271.791.788-88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Indenture of the 5th Public Offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participações S.A.)